Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: December 1, 2021

On November 8, 2021, Cvent (the “Company”) issued a press release announcing its financial results for the third quarter ended September 30, 2021(the “Earnings Release”). Subsequent to the issuance of the Earnings Release, the Company discovered that the following line items from its consolidated statements of operations and comprehensive loss required an immaterial adjustment from what was disclosed in the Earnings Release: (i) weighted-average common shares outstanding as of the three and nine months ended September 30, 2021 (which, in turn, led to an incorrect loss per share for the same periods) and (ii) foreign currency translation loss in other comprehensive loss for the three and nine months ended September 30, 2021 and 2020 (which, in turn, led to an incorrect comprehensive loss for the same period).

As corrected, the consolidated statements of operations and comprehensive loss is as follows:

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$134,058	$118,507	$374,159	$383,216
Cost of revenue	50,635	39,888	140,479	134,334

Gross profit	83,423	78,619	233,680	248,882
Operating expenses:
Sales and marketing	37,161	29,004	99,069	99,543
Research and development	25,685	20,970	72,016	68,992
General and administrative	25,358	20,243	63,711	63,881
Intangible asset amortization, exclusive of amounts included in cost of revenue	12,757	13,491	38,721	40,416

Total operating expenses	100,961	83,708	273,517	272,832
Loss from operations	(17,538)	(5,089)	(39,837)	(23,950)
Interest expense	(7,546)	(8,151)	(22,717)	(27,695)
Amortization of deferred financing costs and debt discount	(938)	(948)	(2,823)	(2,852)
Loss on divestitures, net	—	—	—	(9,634)
Other income, net	1,864	461	6,135	1,919

Loss before income taxes	(24,158)	(13,727)	(59,242)	(62,212)
Provision for income taxes	1,968	648	5,294	4,870

Net loss	(26,126)	(14,375)	(64,536)	(67,082)

Other comprehensive loss:
Foreign currency translation (loss)/gain	(2,001)	2,207	(2,347)	(1,508)

Comprehensive loss	$(28,127)	$(12,168)	$(66,883)	$(68,590)

Basic and Diluted net loss per common share	$(28.47)	$(15.67)	$(70.33)	$(73.15)

Basic and Diluted weighted-average common shares outstanding	917,761	917,085	917,641	917,082

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer has sent to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus has been mailed to shareholders of Dragoneer as of the record date of October 29, 2021 for voting on the Business Combination. Shareholders are also able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021, JUNE 30, 2021 AND SEPTEMBER 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021, AUGUST 16, 2021 AND NOVEMBER 15, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication.

We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.